Contact

www.linkedin.com/in/dthoe (LinkedIn)

Top Skills

Community Outreach
Research
Community Development

Danielle Thoe

Housing Policy Fellow
San Francisco, California, United States

Experience

City of South San Francisco

Housing Manager
April 2023 - June 2024 (1 year 3 months)

Coro Northern California

Partnership for the Bay's Future Fellow
June 2022 - April 2023 (11 months)
San Francisco, California, United States

Served in the second cohort of PBF fellows with placement in the City of South San Francisco. Positioned between City government and community partners Housing Leadership Council to develop policy solutions to housing affordability challenges. Continued working in the community as the City's Housing Manager.

Community Housing Partnership

Senior Project Manager
July 2020 - April 2022 (1 year 10 months)
San Francisco, California, United States

Manage new construction and rehabilitation projects from project initiation all the way through lease-up.
Lead public policy advocacy and engagement around housing development issues.

The Housing Authority of the City of Alameda

Management Analyst - Housing & Community Development
June 2017 - July 2020 (3 years 2 months)
San Francisco Bay Area

Project Manager for 12 acre redevelopment at the former Alameda Naval Air Station including land transfer, site master planning, community engagement, entitlements, project budgeting, and phase one design programming.
Developed agency’s first residential transit pass program including contracting with public transit agency, development of internal program procedures, resident kick-off presentation, and training of Property Management staff.

Wrote the City of Alameda's first Homelessness Report, analyzing the situation of those lacking shelter in Alameda. Secured funding for the first two years of the reports recommended programming, including development of a collaborative leadership team. Successful handoff of program oversight to City staff while maintaining my role as the Housing Authority's representative. Assist Department Director in managing department budget.

City of San Mateo
Housing and Economic Development Specialist
September 2015 - June 2017 (1 year 10 months)
San Francisco Bay Area

• Administer public infrastructure, home rehab, and social services grant programs including project approval, verification of work, reconciliation, and invoice processing
• Conduct site assessment and environmental review for properties developed with City funds, including a recent HOME-funded multi-family acquisition and rehab project. Responsible for completion and submission of technical documents according to HUD and CEQA regulations.
• Review regulatory agreements for housing acquisition between multiple government funders and non-profit operator.
• Conduct research at the request of and provide staff support to the City's Housing Task Force.

Habitat for Humanity of Huron Valley
Community Development Coordinator
September 2014 - June 2015 (10 months)
Ann Arbor, MI

• Produced a comprehensive report on neighborhood needs including development of a NeighborWorks survey and leading the recruitment and training of a corps of surveyors
• Worked with local neighborhood association to advocate to local government for safety and infrastructure needs as well as develop Action Teams to take on specific issues
• Administered a Veterans Repair Corps program, working with Veteran homeowners, developing budgets, and hiring contractors. Worked to ensure project compliance with regulations from private and public funding sources.
• Established and staffed a monthly radio segment "At Home with Habitat," for community outreach.

University of Michigan

9 months

Community Sustainability Project Coordinator
May 2014 - September 2014 (5 months)
Ypsilanti/Ann Arbor, MI

Accountable for carrying out a Dow Distinguished Award for Interdisciplinary Sustainability from the UMich's Graham Institute for Sustainability.

Located in Ypsilanti's West Willow neighborhood the project engaged households in energy and cost savings discussions, grew community outreach methods, and evaluated replicability into other local neighborhoods.

In this role I worked closely with faculty and staff at the University of Michigan, Washtenaw County's Office of Community and Economic Development, Habitat for Humanity, the New West Willow Neighborhood Association, and other stakeholder organizations to ensure my project is part of a coordinated effort within the community. Through this project I also oversaw the work of an undergraduate student intern; developing a work plan, making assignments, and meeting to check in on outcomes.

Graduate Student Instructor
January 2014 - May 2014 (5 months)
Ann Arbor

Washtenaw County
Property Tax Intern
June 2013 - March 2014 (10 months)
Ann Arbor, MI

My work dealt with all aspects of Michigan's Public Act 123, regulating the property tax foreclosure timeline. I work with citizens whom own property in the stages of: delinquency, forfeiture, and foreclosure. This involves in-person property visits, phone contact with property owners, pre-visit preparation, and post-visit data recording. This requires a strong knowledge of the law, available assistance programs, and communication skills expressing empathy. I work daily with BS&A software programs as well as county databases.

Indiana University Campus Bus
1 year 5 months

Transportation Operations Intern
January 2012 - May 2012 (5 months)

Part of the Campus Bus team involved in Indiana University's TDM planning process. Conducted research and outreach to other universities about alternative transportation methods in use on campus. Gathered hard data sets showing true costs and options of each transportation method on use at other campuses with comparisons to IU's programs. Additionally, developed survey questions and logistical methods to obtain feedback from bus riders.

Undergraduate Teaching Assistant
January 2011 - May 2012 (1 year 5 months)

Course: SPEA's Urban Problems and Solutions (V161) & Planning in the Public Sector for Managers (V450)

Autoliv Electronics
Prototype Vehicle Driver/Crash Barrier Technician
May 2011 - August 2011 (4 months)
southfield, MI

This position consisted of two separate jobs. As a prototype vehicle driver I was responsible for developing and conducting road trips in a $150,000+ vehicle that was also equipped with high-value computer equipment and prototype safety sensors. These trips could be multi-week tests and involved the recording of hundreds of hours of data.
The second part of the position put me at the Ford Motor Company crash barrier in Dearborn, MI. There I was responsible for signing off on vehicle crash tests, making sure my company's systems were all in working order. Post-crash, I was tasked with downloading crash data from each vehicle.

United States Senate
Intern, Senator Carl Levin
September 2010 - December 2010 (4 months)

Michigan House of Representatives
Legislative Staff Intern
June 2010 - August 2010 (3 months)

Working in the office of Marc Corrvieau

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Education

Indiana University Bloomington
B.S. - Public Affairs, Public & Non-Profit Management

University of Michigan

Master of Urban Planning

University of Michigan

Graduate Certificate in Real Estate Development